Exhibit 99.1

Company announcement – No. 39 / 2020

Total number of shares and voting rights in Zealand Pharma at June 30, 2020

Copenhagen, June 30, 2020 – Zealand Pharma A/S (“Zealand”) (NASDAQ: ZEAL) (CVR-no. 20 04 50 78), a Copenhagen-based biotechnology company focused on the discovery and development of innovative peptide-based medicines, in accordance with Section 10 of the Danish Statutory Order on Issuers' Disclosure Obligations, announces the total number of shares and voting rights in the Company at the end of a calendar month during which there have been changes to its share capital.

In Company announcement No. 32/2020 from June 12, 2020, Zealand announced an increase in share capital relating to the exercise of employee warrants, and in Company announcement No. 36/2020 from June 22, 2020, Zealand announced an increase in share capital relating to the completion of a private placement and directed issue of new shares. Following these announcements, the table below lists the total number of shares and voting rights in Zealand up to and including June 30, 2020:

Date	Number of shares (nominal value of DKK 1 each)	Share capital (nominal value in DKK)	Number of voting rights
June 30, 2020	39,734,151	39,734,151	39,734,151

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About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq: ZEAL) ("Zealand") is a biotechnology company focused on the discovery, development, and commercialization of next generation peptide-based medicines that change the lives of people living with metabolic and gastrointestinal diseases. More than 10 drug candidates invented by Zealand have advanced into clinical development, of which two have reached the market. Zealand’s robust pipeline of investigational medicines includes three candidates in late stage development, and one candidate being reviewed for regulatory approval in the United States. Zealand markets a simple, affordable, all-in-one basal-bolus insulin delivery option for people with diabetes. License collaborations with Boehringer Ingelheim and Alexion Pharmaceuticals create opportunity for more patients to potentially benefit from Zealand-invented peptide therapeutics.

Zealand was founded in 1998 in Copenhagen, Denmark, and has presence throughout the U.S. that includes key locations in New York, Boston, and Marlborough (MA). For more information about Zealand’s business and activities, please visit www.zealandpharma.com.

For further information, please contact:

Zealand Pharma Investor Relations

Maeve Conneighton

Argot Partners
investors@zealandpharma.com

Zealand Pharma Media Relations

David Rosen

Argot Partners

media@zealandpharma.com